SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number:  333-203859

TRANSCANADA TRUST

(Translation of Registrant’s Name into English)

450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following documents are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into Registration Statement on Form F-10 (File No. 333-203859) of TransCanada PipeLines Limited and TransCanada Trust:

1.                                      Assignment and Set-Off Agreement, dated as of May 20, 2015, among TransCanada Trust, TransCanada PipeLines Limited, TransCanada Corporation and CST Trust Company.

2.                                      Share Exchange Agreement, dated as of May 20, 2015, among TransCanada Trust, TransCanada PipeLines Limited and CST Trust Company.

3.                                      TCPL Subordinated Note Purchase Agreement, dated May 20, 2015, between TransCanada Trust and TransCanada PipeLines Limited.

4.                                      Credit Agreement, dated May 19, 2015, between TransCanada Trust and TransCanada PipeLines Limited.

5.                                      Subscription Agreement, dated May 19, 2015, between TransCanada Trust and TransCanada PipeLines Limited.

6.                                      Trust Indenture, dated as of May 20, 2015, between TransCanada Trust and CST Trust Company, as trustee.

7.                                      First Supplemental Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited, TransCanada Trust and CST Trust Company, as trustee, to the Trust Indenture, dated as of May 20, 2015, between TransCanada Trust and CST Trust Company, as trustee.

8.                                      Subordinated Notes Trust Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited and Computershare Trust Company of Canada, as trustee.

9.                                      First Supplemental Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited and Computershare Trust Company of Canada, as trustee, to the Subordinated Notes Trust Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited and Computershare Trust Company of Canada, as trustee.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA TRUST, by TRANSCANADA PIPELINES LIMITED, in its capacity as Administrative Agent

Date: May 21, 2015

	By:	/s/ Christine R. Johnston
		Name:	Christine R. Johnston
		Title:	Vice President, Law and Corporate Secretary

EXHIBIT INDEX

4.1                               Assignment and Set-Off Agreement, dated as of May 20, 2015, among TransCanada Trust, TransCanada PipeLines Limited, TransCanada Corporation and CST Trust Company.

4.2                               Share Exchange Agreement, dated as of May 20, 2015, among TransCanada Trust, TransCanada PipeLines Limited and CST Trust Company.

4.3                               TCPL Subordinated Note Purchase Agreement, dated May 20, 2015, between TransCanada Trust and TransCanada PipeLines Limited.

4.4                               Credit Agreement, dated May 19, 2015, between TransCanada Trust and TransCanada PipeLines Limited.

4.5                               Subscription Agreement, dated May 19, 2015, between TransCanada Trust and TransCanada PipeLines Limited.

7.1                               Trust Indenture, dated as of May 20, 2015, between TransCanada Trust and CST Trust Company, as trustee.

7.2                               First Supplemental Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited, TransCanada Trust and CST Trust Company, as trustee, to the Trust Indenture, dated as of May 20, 2015, between TransCanada Trust and CST Trust Company, as trustee.

7.3                               Subordinated Notes Trust Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited and Computershare Trust Company of Canada, as trustee.

7.4                               First Supplemental Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited and Computershare Trust Company of Canada, as trustee, to the Subordinated Notes Trust Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited and Computershare Trust Company of Canada, as trustee.